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                          March 23, 2022

       Anthony Fernando
       President and Chief Executive Officer
       Asensus Surgical, Inc.
       1 TW Alexander Drive, Suite 160
       Durham, NC 27703

                                                        Re: Asensus Surgical,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 18,
2022
                                                            File No. 333-263711

       Dear Mr. Fernando:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mary J. Mullany,
Esquire